EXHIBIT 3.2
Section 7.2    Limitation on Directors’ and Officers’ Personal Liability.
a. To the fullest extent permitted under Section 1713 and 1735, as applicable, of the Pennsylvania BCL, and, except as provided in subsection 7.2(e), as such law may be amended from time to time, a director or officer of this Corporation shall not be personally liable for monetary damages as a result of any action or failure to act unless both: (1) the director or officer has breached or failed to perform the duties of his office under Subchapter B or C, as applicable, of Chapter 17 of the Pennsylvania BCL; and (2) the breach or failure to perform constitutes self dealing, willful misconduct or recklessness.
b. The provisions of this Section 7.2 shall not apply to: (1) the responsibility or liability of a director or officer pursuant to any criminal statute: or (2) the liability of a director or officer for the payment of taxes pursuant to local, state or federal law.
c. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of guilty or nolo contendere, or its equivalent, shall not, of itself, create a presumption that the director or officer breached or failed to perform the duties of his office under Subchapter B or C, as applicable, of Chapter 17 of the Pennsylvania BCL and that the breach or failure to perform constituted self dealing, willful misconduct or recklessness.
d. Notwithstanding the date of adoption of this Section 7.2 or any revisions thereto, the provisions of Section 7.2 shall apply to any action filed or breaches of performance of duty or any failure of performance of duty by any director on or after January 27, 1987.
e. No amendment to or repeal of this Section 7.2 or Section 1713 or 1735 of the Pennsylvania BCL, as applicable, shall reduce the limitation on directors’ or officers’ personal liability for or with respect to any events, acts or omissions of such director or officer occurring prior to such amendment or repeal, including, without limitation, the limitation on personal liability with respect to any Proceedings commenced after such repeal or modification based in whole or in part upon any such event, act or omission.